UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Stone Point Credit Income Fund
(Name of Subject Company (Offeror and Issuer))
Stone Point Credit Income Fund
(Name of Filing Persons (Issuer))
Common Shares, $0.001 par value per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Brian J. Rooder
20 Horseneck Lane
Greenwich, CT 06830
(203) 340-8763
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

With a copy to:
William J. Bielefeld
Matthew J. Carter
Dechert LLP
1900 K Street, NW
Washington, DC 20006
☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.   Summary Term Sheet.
Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.
Item 2.   Subject Company Information.
(a)
The name of the issuer is Stone Point Credit Income Fund (the “Fund”). The Fund is an externally-managed closed-end investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, the Fund intends to elect to be treated, and intends to comply with the requirements to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended. The Fund was formed as a Delaware statutory trust on June 24, 2024. The principal executive office of the Fund is located at 20 Horseneck Lane, Greenwich, Connecticut 06830 and the Fund’s telephone number is (203) 862-2900.

(b)
The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are common shares of beneficial interest (the “Shares”) or portions thereof. As of the close of business on December 31, 2025, there were 11,185,579 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 559,279 Shares that are tendered by holders of the Fund’s Shares (each a “Shareholder” and collectively, the “Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5.0% of the Fund’s Shares outstanding as of December 31, 2025.

(c)
The Shares are not traded in any market.

Item 3.   Identity and Background of Filing Person.
(a)
The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Stone Point Credit Income Adviser LLC (the “Adviser”) serves as the investment adviser for the Fund. The Adviser is located at 20 Horseneck Lane, Greenwich, Connecticut 06830 and its telephone number is (203) 862-2900. The members of the Fund’s Board of Trustees (the “Board”) are David J. Wermuth, Scott J. Bronner, Jennifer J. Burleigh, Scott E. Heberton and Peter E. Roth. (each, a “Trustee”). David J. Wermuth is the Chairman of the Fund. The President of the Fund is Scott J. Bronner, the Chief Financial Officer and Treasurer of the Fund is Steven P. Henke, the Chief Compliance Officer and Secretary of the Fund is Brian J. Rooder. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b) – (c)
Not applicable.

Item 4.   Terms of the Transaction.
(a)(1)(i)
Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 559,279 Shares that are tendered by Shareholders by 5:00 p.m., Eastern Time, on March 17, 2026 and not withdrawn as described in Item 4(a)(1)(v).

(ii)
The purchase price of a Share (or portion thereof) tendered will be its net asset value as of March 31, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. The Fund will effect payment for such Shares in cash promptly after the expiration of the Offer, after the determination of the net asset value per Share as of the Valuation Date is finalized. The Form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv), and incorporated herein by reference.
(iii)
The Offer is scheduled to expire at 5:00 p.m., Eastern Time, on March 17, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)
Not applicable.

(v)
Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)
Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)
Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)
Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)
Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)
Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)
Not applicable.

(xii)
Reference is made to Section 10 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)
Not applicable.

(b)
Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.   Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.
(a) – (d)
Not applicable

 (e)
The Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser currently expects that it will generally recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares four times each year, based on valuations on or about March 31, June 30, September 30 and December 31, but the Fund is not required to make any such offer. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between (i) the Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.   Purposes of This Tender Offer and Plans or Proposals.
(a) – (b)
Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)
Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.   Source and Amount of Funds or Other Consideration.
(a)
Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(b)
There are no material conditions to the financing discussed in paragraph (a) above.

(c)
Not applicable.

(d)
The Fund has not determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund to purchase Shares by existing or new Shareholders.

Item 8.   Interest in Securities of the Issuer.
(a)
Based on the number of Shares outstanding as of December 31, 2025, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
David J. Wermuth	—	—
Scott J. Bronner	28,667.646	*
Jennifer J. Burleigh	—	—
Scott E. Heberton	—	—
Peter E. Roth	—	—
Steven P. Henke	1,138.352	*
Brian J. Rooder	624.176	*
All trustees and officers as a group (7 persons)	30,430.175	*

*
Less than 1%.

Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.
(b)
Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has issued to the Adviser, Trustees and officers of the Fund an aggregate of approximately zero Shares. There have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any Trustee or officer of the Fund, or any person controlling the Fund or the Adviser.

Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a)
No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.   Financial Statements.
(a)
The annual financial statements of the Fund dated December 31, 2024 included in the Fund’s Form 10-K that was filed with the SEC on EDGAR on March 27, 2025 and available through the SEC’s website at http://www.sec.gov are incorporated by reference.

(b)
Not applicable.

Item 11.   Additional Information.
(a)
(1) None.

(2)
None.

(3)
Not applicable.

(4)
None.

(5)
None.

(b)
The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12a.   Exhibits.
(a)(1)(i)
Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)
Offer to Purchase.

(iii)
Forms of Letter of Transmittal.

(iv)
Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(v)
Forms of Notice of Withdrawal of Tender.

(a)(2)
Not Applicable.

(b)
None.

(d)
Not applicable.

(g)
Not applicable.

(h)
Not applicable.

Item 12b.   Filing Fees.
Fee Table
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
STONE POINT CREDIT INCOME FUND
By:	/s/ Steven P. Henke
	Name:	Steven P. Henke
	Title:	Chief Financial Officer
Dated: February 13, 2026

EXHIBIT INDEX
Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Forms of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(a)(1)(v)	Forms of Notice of Withdrawal of Tender.
(b)	Filing Fee Table.